YUKON-NEVADA GOLD CORP. REPORTS THE RECEIPT OF
A STOP ORDER FROM NDEP

Vancouver, Canada – March 12, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports that it has received a Stop Order from the State of Nevada, Division of Environmental Protection. The Stop Order applies to the west and east roasters at Jerritt Canyon in Elko County, Nevada and is scheduled to take effect on March 17th 2008. The roasters, along with the rest of the milling facility are presently in the middle of a planned shutdown. The planned shutdown is part of an ongoing program to deal with company identified safety and environmental issues resulting from a lack of investment in care and maintenance of the milling facility over many years. We do not expect the planned shutdown to affect the budgeted production of 120,000 ounces of gold in year 2008 from the Company’s own ores. The mine is unaffected by this order and the milling facility has excess capacity.

The Stop Order results from a failure of the Company to address issues involving the installation and the maintenance of instrumentation necessary to monitor key operating parameters in the emissions control systems. The installation and maintenance of these instruments formed part of the planned plant shutdown. Miscommunication between the Company and NDEP meant that the planned shutdown and its purpose were not relayed to NDEP. The Order does not allege that the Company has exceeded allowable emissions. The Company is, in fact, in compliance with permitted emissions limits.

The Company did meet its NvMACT submittal deadlines; however, the NDEP has deemed the roaster submittal inadequate and as a requirement under the Order, has required the Company install a calomel-based mercury emissions control systems on each of its roasters.

The Company believes that its mercury emission control system is as good as or better than the calomel-based system. After the installation and maintenance of the required monitoring instrumentation NDEP will give the Company an opportunity to demonstrate the validity of this belief. The Company has committed to installing the calomel-based system unless authorized by NDEP to continue using its present system.

Graham C. Dickson, commented, “It is unfortunate that the many repairs and alterations to the mercury emission control systems and processing plant that have been completed and acknowledged by NDEP should leave us short of the required standard. However we feel that we can redouble our efforts and meet the requirements that will allow us to meet our planned restart of the milling facility whilst at the same time meeting the standards of data collection, reporting and planning required by NDEP.”

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Associate Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.